Free Writing Prospectus

Filed Pursuant to Rule 433

Related to the Preliminary Prospectus, dated May 13, 2014

Registration Statement No. 333-194690

May 14, 2014

This free writing prospectus should be read together with the preliminary prospectus, dated May 13, 2014 (the “Preliminary Prospectus”) relating to the public offering of common stock by Top Ships Inc., included in Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-194690). The following information supplements and updates the information contained in the Preliminary Prospectus. Unless the context otherwise requires, the terms “we,” “us,” and “our” refer to Top Ships Inc. and all of its subsidiaries.

On May 14, 2014, we received a firm commitment letter from Alpha Bank A.E. for a senior debt facility of up to $20.1 million to fund the acquisition of Hull S406 by a subsidiary we intend to form for such purpose (the “Borrower”). The facility would be repayable in 20 consecutive semi-annual installments of $0.7 million each plus a balloon installment of $6.0 million payable together with the last installment. The facility would bear interest at a rate of LIBOR + 3.75% per annum. The facility would be secured by, among other things, (i) a first priority mortgage over Hull S406, (ii) a general assignment of the earnings of Hull S406 and a specific assignment of any time charter with duration of more than 12 months, including the time charter agreement with Eships Tankers Ltd., (iii) a pledge of the shares of the ship owning subsidiary, (iv) our corporate guarantee, and (v) a pledge of the earnings account. The facility would include customary restrictive covenants and financial covenants, including (i) the charter-free value of the vessel exceeding 125% of the outstanding loan, (ii) our maintaining a ratio of EBITDA to net interest expenses of not less than 2:1, (iii) our maintaining a ratio of total debt to market-adjusted total assets of not more than 70%, (iv) minimum free liquidity of $1.0 million, (v) restrictions on the Borrower incurring further indebtedness or guarantees and (vi) restrictions on the payment of dividends by us and the Borrower. Our entry into the loan facility is subject to final documentation and customary closing conditions. We have the option to accept the lender’s terms set forth in the commitment letter up to June 10, 2014.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Aegis Capital Corp., Attention: Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: (212) 813-1010, email: prospectus@aegiscap.com.